INVEST IN **RADHASH**

AI SaaS Builder and Funding Exchange for Startups



radhash.ai Phoenix, AZ

Highlights

1. First Mover Advantage with 160+ Platforms Waitlisted
2. Sticky Product with 68.5% Projected Net Profit*
3. $53M in Projected Revenue Growth*
4. Founder Funded with Clean Cap Table
5. 93% Residual Revenue from Multiple Streams*
6. IPO Exit Strategy*
7. 500% increase in projected Channel Partner growth over 48 months.*
8. *Forward-looking and cannot be guaranteed.

Featured Investors

 **John Nordin** `in` [Follow] Invested $10,000 ⓘ

Syndicate Lead. John is a seasoned SaaS CEO with 35 years of technical experience, 4 exits, and 10 years of successful angel investing track record.

"Excited to be participating with Radhash in changing the business and technology model on how SaaS startups get to market better, faster, and with less upfront expense. Radhash has built an extensive library of reusable components and business processes that enable startups to build and launch their SaaS solutions without the need for technology-savvy founders and teams. Getting to market with the core business as quickly as possible is vital for startups. Using hard-won and often limited early funding on getting their product or service to their target audience vs developing software can make this a reality."

 **Cloud Underground** `in` [Follow] Invested $5,000 ⓘ

The Cloud-native Asset Management Company | Venture Capital and Private Equity Principals

"Cloud Underground is excited to announce that we've invested in RadHash!! When we're passionate about a project, we put our money where our mouth is 🤑 Why RadHash? Because it solves a need -- not just for us, but for all start-up founders. At Cloud Underground, we spend a lot of time helping new business owners and start-up founders, which, turns out, is incredibly challenging and rewarding! And we find that most people have the same problems... Often times, founders' mental health is the hardest part of getting a new venture off the ground. How do you work on your mental health? With time. What does RadHash offer founders? All the tools you need to get started, all in one place, so you don't have to waste your time. You don't have to go out and vet SaaS tools, or email marketing platforms, or payment processors. It's all ready for you to pick, choose, and use. Starting a company is complicated enough. RadHash simplifies the process. On top of that, RadHash simplifies the process for startups to get funding by matching founders with suitable investors in a built-in funding exchange. No more toxic, insane, good-old-boys club fundraising in the start-up wasteland! This will give founders more runway, more time, and, as a result, better mental health! I also want to shout-out the amazing Cloud Underground team because it's been an exciting journey these last three years, from a shared idea to accredited investors! Thanks to our CISO Randall Massie, our CTO Jordan Anderson, our CFO/Chief Science Officer Nato Riley, and our strategic advisor Ken Underhill, CCSK, CEH, CHFI. If you're interested in disrupting the current start-up culture, invest in RadHash! Way to go Lorde Astor West culture, invest in RadHash! Way to go Lorde Astor West... You're doing huge things to change the start-up culture, and we're excited to be a part of it."

Our Team



Lorde Astor West Technical Founder & CEO

22 YRS Software Entrepreneur, 4x founder. As a visionary entrepreneur, strategist, and technical founder, Astor has demonstrated exceptional skills in technology and business operations.



Justin Tesler Operations - Builder of Resilient Teams

Justin is a driven leader with over 20 years of operations and administrative experience. Justin leverages his knowledge of operations, process improvement, and analysis, to maximize results. He applies his expertise to train and develop winning teams.



Lincoln West Consultant & Licensed NYC Attorney

Exceptional startup consultant and talented NY Licensed attorney, Lincoln is a unique blend of financial acumen and legal expertise bringing dynamic capabilities in navigating complex regulatory landscapes and crafting meticulous financial strategies.



Anuar Carvajal Data Engineer

20 years of diverse experience, Anuar is exceptional in architecting and implementing innovative database and business intelligence solutions with extensive experience in analytics, dashboards, and planning applications.



Christian James Bell Prototype Engineer

Christian embodies the RadHash mission. Starting as a part-time admin Christian has grown into a talented graphic artist excelling in UX, animation, video, production, editing, and creation.

We were tired of how hard it was to launch a software startup and get funded.

The Problem

The reality is behind-the-scenes building and investing in startups remains largely manual, labor-intensive, expensive, and unsustainable.

- Today's software remains largely piecemeal, difficult to maintain, and cannot scale
- It can take a founder hundreds of meetings to close a deal
- Investors spend hours manually sifting through pitch decks
- Hiring experienced teams is expensive
- 90% of startups fail


It's Labor Intensive
300+
Founder Meetings to get a deal
It's Inefficient
3000
Pitch decks reviewed by investors to find a deal
$1.5M
Payroll expenses for experienced hires
It's Unsustainable
$27B
Capital Lost in 2023
It's Expensive

Building & Investing in Startups is Unsustainable

We believe that many of these issues can and should be solved with software

This opportunity could create a more resilient ecosystem that has the potential to deliver significant value to startup founders

as well as provide peace of mind to startup teams and more lucrative opportunities for investors


Startups,
The way it
could be.
Your Platform is Ready
Sonoma
76°

The Solution

Our solution was simple, automate software development and replace tech experts and VCs with smart user interfaces and AI.


Get Help
Build Apps
Sell Apps
RadGPT
Investments
$14,031 USD
DevOps

Invest
Manage Teams

How It Works

Check out RadHash in action.



RadHash 101 - How to build a SaaS startup in just a few mi...
Watch later
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RADHASH
Watch on YouTube

The Product

The RadHash ES can Eliminate 95% of the Difficulties Founders and Funders Encounter when Building and Investing in Software Startups

The RadHash ES provides Startup Founders with a composable software toolkit, on-demand fractional help, generative AI, and data-driven funding exchange all via simple user interfaces.

- Composable - Link small building block apps together to create feature-rich software without code using drag-and-drop 'visual' surfaces
- Publish - Creators can publish to any cloud with agnostic software.
- Monetize - Creators can build and monetize building block apps via private & public marketplaces



Search
ELEMENTS
APPS
WORKFLOWS
Search


ELEMENTS
APPS
WORKFLOWS
+ New App Collection
Booking
Chat
Data
eComm
Forms
GPS
eComm
Point of Sale
Point of Sale
Suggested Apps
Search
Payments
Returns
4 Workflows

Create feature-rich software with linkable apps

RadHash is like Your Super-Techy Co-founder and Rockstar Team all Rolled into One

The RadHash ES proprietary technology stack is affordable and efficient for everyone making it possible to Build, Work, and Manage every aspect of your Software Startup.

- Optimize - Eliminate the cost of expensive teams without sacrificing quality, coverage, or convenience with fractional teams.
- Bridge the technical gap - Employ generative AI helps non-technical founders systemize their ideas.


My Channels
Legal
DevOps
RevOps
Support
Influencers
+ Add New Channel
DevOps
Product Wiki
Support
Chat
DevOps
Building your App project now
Processor
Stripe
Public Key
Private Key
RadGPT
Elements
Apps


/App
Prompt
Create a marketplace app to sell carbon credits

Bridge the Technical Gap with AI and Fractional Teams

Launch in Minutes not Months with Your New AI Cofounder

Getting started is easy, choose a vertical (Founder, Funder, Fractional Worker) then answer a few prompts and the RadHash AI does the rest. With RadHash you can be up and running in minutes without code, a big team, or VCs.


Startups, Supercharged
1 Select Your Vertical
2 Choose Your Model →
3 Subscribe to Teams
4 Activate Payments
5 Publish OS
Create Your Profile
Build Your Platform
Describe Your Platform Model
B2C B2B eCommerce Marketplace
Suggested Apps
Stock
Realms
eComm
Payments
Subscribe to Teams
RADHASH

Built-in Data Driven Funding Exchange Gets Founders Funded Faster.

It's not uncommon for investors to spend hundreds of hours manually sifting through thousands of decks. With RadHash Funding Exchange investors will be empowered with first-hand startup data at the earliest stages, enriched with AI, and visually presented based on investment thesis, market, and segment.

- Less risk - Helps investors analyze data and diversify their portfolios.

- Increased deal flow - Less time spent manually reviewing decks and more time investing.


Investor Profile
Investments
Insure Tech
Death Tech
Legal
$51M
Portfolio Value
Trending
KYRO
THATCH
CUBER
EcoSolo
Investor Profile
Investments
TOTAL EARNINGS YTD
$14,031 USD
Change +3.45%
1M
3M
6M
1YR

Invest in a diverse portfolio of data-driven Startups with first-hand data.

More Ways to Monetize Make for Super Sticky Startups.

RadHash is built on powerful proven technologies that focus keenly on monetization with revenue-generating features built into every layer of the stack.

- Marketplace - Creates new opportunities across markets and industries.
- Retail partner - Establish new distribution channels and expand reach with retail sellers.
- Residuals - Generates residual revenue from payments to cloud and data products


Muul
$100k
Snappr
Social Selling
Addlr
$32k
Marketplace


Retail Partners
Invite Retail Partner
EcoBloom
+3.75%
Bounce
+10.5%
11:23 AM
Subscribe to Teams
Payment Automation
Google Pay
Klarna
Payment Services
Monetize Payments

For Founders, Funders & Fractional Workers RadHash is the Obvious Choice.

- Founders keep 100% of their equity – Unlike venture studios
- Funders gain access to deal flow with first-hand startup data
- Fractional workers can work with startups with less risk

Soumya Pattanayak
CEO/Co-Founder @WhatAreThose!? (The Shazam for Sneakers!)

Really cool idea and excited to see where this goes! Wondering if there's a place for B2C founders to advertise their apps on your marketplace or network of funders/investors?

Zach Weiberg
Building A Community Of Independent Thinkers, Builders And Believers

It's like tech without the #techbros 😎

Jennifer Warinner
American Truck | RadHash KYRO Alpha

We've worked with RadHash founders for over 13YRS when they told us what they were doing we said "Wow this is amazing, we're in"

John Nordin
Angel Investor | RadHash Advisor

I'm really excited about what Radhash has to offer the startup world and its going to be a fun ride.

John Jensen
Carbon Offset Project
Registry at Prolific -fund | RadHash Advisor

Angela DiMarco
Empowering People with Visionary Brand + Culture Consulting

I wish I was aware of Radhash 1.5 yrs ago before we built our MVP, though my experience with my dev partner was amazing. I love what you've created here and look for-

This is a pretty great game changer..

ward to watch you soar! Perhaps when we are ready for our next phase, we can collaborate.

The RadHash Business Model

We Make Money Like a Utility, Only Better.

RadHash can potentially capture billions in revenue from payment residuals, subscriptions and metered events.

Each new RadHash startup has the potential to bring hundreds of merchants with thousands of customers generating billions of transactions.



0.25M (0.47%)
Meter Revenue
Platform OS Revenue
Apps Revenue
Fintech Products
0.17M (0.32%)
2.81M (5.21%)
$53M
68% Net Profit
50.69M (93.99%)
RadHash Makes
Includes 1% + $.06 Residual
$2.6k
Partner Makes
Includes Markup
$80
Platform Pays
Includes OS License + SaaS APP
$196

Forward-looking projections cannot be guaranteed.

Compounding Network Effects Drive Exponential Growth.

RadHash leverages a Channel Partner strategy to open key markets and increase platform growth exponentially. When founders build their startups on the RadHash stack we control

the apps, utility meters, cloud, workforce, funding, and payments infrastructure. This opens up a host of ancillary revenue streams each with multi-billion dollar TAM potential.



Forward-looking projections cannot be guaranteed.

Our Sales Engines are Started and Ready to Scale

We have the technology, the traction, and the first-mover advantage. LFG! 💪💪💪

- 160+ founders waitlisted and ready to build. (Last count 3/4/2024)

- 13 high-revenue Alpha's

- Proprietary technology stack





Why Invest

We're at a Crossroads in History

The Startup Ecosystem is massive and growing rapidly at 18% CAGR yet startups continue to experience the same barriers to success contributing to the extraordinarily high failure rate. Current market conditions combined with demand create the perfect scenario for the RadHash technology to take hold and capture maximum market share.



Forward-looking projections cannot be guaranteed.

We Have the First Mover Advantage

RadHash is the next evolution of startup technology combining powerful verticals to unlock human innovation with automation.

RadHash is a novel solution that is simple yet difficult to replicate.


RADHASH
Easy Cheap
Hard Expensive
caspio
Retool
zapier
make
bubble
techstars_
500
WEFUNDER
Republic

We're Backable, Investible, and Fundable

According to Open VC Our fundability: Outstanding! 😳

> *Congrats, RadHash LTD. scored 93 out of 100. You are in the top 1% of fundability! You will certainly raise from local VCs and angels. You may even raise from tier 1 VC firms. You probably don't need to go through an accelerator. You probably don't need to raise from family & friends.*

- Our solution carves a deep moat
- Our solution creates strategic distance
- Our team has deep roots in building startups
- Our team is skilled in legacy process automation

- Our team has a proven track record for building software products


We're Fundable!
Lorde Astor West @LordeAstorWest · Jan 23
My startup just ranked to 1% on Fundability.app!
Find the best investors
OpenVC.
How fundable
From openvc.app

Investment Highlights

Our solution digs a deep moat creating strategic distance between us and would-be competitors of any size.

IPO Exit Strategy

7-year from ramp projected exit timeline to IPO $53M in 48 months **$15B, .042% of $3.5T** Worldwide TAM in 84 months.

Proprietary Tech

Founder funded ground-breaking product built from the ground up with 100+ components, deployable cloud operating system, integrated agnostic payments, marketplace & billing system.

Sticky

Platforms share in residual revenue streams . Built-in network effects. Drastically reduced development costs and time to market with access to capital and on-demand fractional workforce.

Network Effects

500% increase in Channel Partner growth over 48 months. **93% revenue from multiple residual sources.** Multiple realistic paths to $10B valuation.

First Mover Advantage

Strong Traction

Novel product combining multiple verticals to simplify startup software development using automation, AI, and data.

13 Alpha's each with early revenue potential 160+ betas platforms waitlisted and growing all word of mouth in under six months.

Forward-looking statements cannot be guaranteed.

Investment Strategy

We are raising a $5M pre-seed round on a SAFE (RegD & RegCF) to create 21 months of runway to meet demand and fund expansion.

How We May Allocate Funds

- 48% AI training on beta group
- 24% Sales, marketing & events
- 12% Contingency fund
- 8% Salaried workforce
- 5% Fractional workforce
- 2% Professional services
- 1% FT employee expenses

Note: only $124k of the pre-seed is allocated for Wefunder. See Form C for use of funds for the $124k.



Our Monthly Burn
21 Month Runway with
12% Contingency Fund
1.6%
Monthly Burn Rate
$5M
Pre-seed Round SAFE
$15M Valuation Cap with 10% Discount

Cautionary Statement

Investment involves inherent risks, including market fluctuations and unforeseen events. Past performance is not indicative of future results. Investors should conduct thorough research, consider their risk tolerance, and seek professional advice before making investment decisions.

Please note that any statements made herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industry and markets in which we operate, as well as beliefs and assumptions made by management. Such statements involve uncertainties that may cause actual results to differ materially from those expressed or implied in these statements. Factors that could cause actual results to differ materially include, but are not limited to, market conditions, competitive factors, regulatory developments, and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this statement.